09056101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28434

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seville Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

124 Mabry Hood Road
(No. and Street)

Knoxville (City) TN (State) 37922 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert W. Elliott 865-690-2941
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bible Harris Smith, P.C.
(Name – *if individual, state last, first, middle name*)

507 W. Clinch Ave. (Address) Knoxville (City) TN (State) 37902 (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert W. Elliott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seville Capital, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert W. Elliott
Signature

President
Title

Deborah W. Pribish
Notary Public

DEBORAH W. PRIBISH STATE OF TENNESSEE NOTARY PUBLIC KNOX COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bibble Harris Smith, P.C.

Certified Public Accountants and Business Advisors Since 1949

507 West Clinch Avenue
Knoxville, TN 37902-2104
Phone: 865-546-2300
Fax: 865-525-7454
E-mail *name*@BHSpc.com

Member of the AICPA Peer Review Program
Member of the Tennessee Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Seville Capital, Inc.
Knoxville, Tennessee

We have audited the accompanying statements of financial condition of Seville Capital, Inc., as of December 31, 2008 and 2007 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seville Capital, Inc., at December 31, 2008 and 2007, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bible Harris Smith, P.C.

Bible Harris Smith, P.C.

Knoxville, Tennessee
February 24, 2009

SEVILLE CAPITAL, INC.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2008	December 31, 2007
ASSETS		
CURRENT ASSETS		
Cash	$ 3,996	$ 1,507
Commissions Receivable	-	-
Total Current Assets	3,996	1,507
TOTAL ASSETS	$ 3,996	$ 1,507
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 8,594	$ 7,541
Commissions Payable	-	-
Total Current Liabilities	8,594	7,541
STOCKHOLDER'S EQUITY		
Common Stock, Stated Value $50 Per Share; Authorized 2,000 Shares Issued and Outstanding 100 Shares	5,000	5,000
Additional Paid-In Capital	27,445	27,445
Retained Deficit	(37,043)	(38,479)
Total Stockholder's Equity	(4,598)	(6,034)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,996	$ 1,507

The accompanying notes are an integral part of these financial statements.

SEVILLE CAPITAL, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2008	Year Ended December 31, 2007
REVENUES		
Commissions	$ 62,353	$ 103,212
EXPENSES		
Management Services	34,075	72,509
Commissions	12,200	67,456
Legal and Professional	10,698	7,541
Registration, License and Dues	3,497	3,128
Fidelity Bond Insurance	-	462
Other Expenses	447	1,216
TOTAL EXPENSES	60,917	152,312
NET INCOME (LOSS) BEFORE OTHER INCOME	1,436	(49,100)
OTHER INCOME	-	35,000
NET INCOME (LOSS)	$ 1,436	$ (14,100)

The accompanying notes are an integral part of these financial statements.

SEVILLE CAPITAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)
BALANCES - JANUARY 1, 2007	$ 5,000	$ 27,445	$ (24,379)
NET INCOME (LOSS) - 2007	-	-	(14,100)
BALANCES - DECEMBER 31, 2007	5,000	27,445	(38,479)
NET INCOME (LOSS) - 2008	-	-	1,436
BALANCES - DECEMBER 31, 2008	$ 5,000	$ 27,445	$ (37,043)

The accompanying notes are an integral part of these financial statements.

SEVILLE CAPITAL, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ 1,436	$ (14,100)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided By (Used by) Operating Activities:		
(Increase) Decrease in Assets:		
Commissions Receivable	-	19,879
Increase (Decrease) in Liabilities:		
Accounts Payable	1,053	416
Commissions Payable	-	(20,139)
NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES	2,489	(13,944)
CASH - BEGINNING	1,507	15,451
CASH - ENDING	$ 3,996	$ 1,507

The accompanying notes are an integral part of these financial statements.

Note 1 - Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of these financial statements. These policies conform to accounting principles generally accepted in the United States of America applicable to brokers and dealers in securities, and have been applied on a consistent basis.

Nature of Activities - Seville Capital, Inc. is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company sells mutual funds securities. The Company also sells insurance and pension plans. Clients are located throughout East Tennessee and Kentucky. The Company sells securities in Tennessee only.

Basis of Presentation - The financial statements are prepared using the accrual method of accounting and practices applicable to brokers and dealers in securities.

Income Taxes - The Company utilizes the cash method of accounting for income tax purposes. Revenue is recognized when received and expenses are recognized when paid.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (see Note 4) which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement bases and the tax bases of assets and liabilities, using enacted tax rates in effect for the current year.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes related to differences between the bases of certain assets and liabilities for financial and tax reporting. Such differences relate primarily to using the cash basis for income tax reporting and the accrual basis for financial statement reporting and to the recognition of future tax benefits from operating loss carryforwards.

The Company has elected to defer the provisions of FIN 48, *Accounting for Income Taxes*, under the provisions of FSP FIN 48-3. The Company uses SFAS *5, Loss Contingencies*, approach for evaluating uncertain tax provisions. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 2 - Subordinated Liabilities

At December 31, 2008 and 2007, there were no liabilities which were subordinated to claims of general creditors. No subordinated liabilities existed at any time during 2008 or 2007 and we, therefore, report no increases or decreases in these liabilities.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007, the Company's net capital deficit totaled to $4,598 and $6,034, respectively. The Company's net capital requirement is $5,000. The Company's ratio of aggregate indebtedness to net capital was negative 1.87 to 1 and negative 1.25 to 1 at December 31, 2008 and 2007, respectively.

Note 4 - Income Taxes

As of December 31, 2008, the following net operating loss carryforwards were available to offset future taxable income:

		Expiring:
Federal	$ 42,000	2016 to 2027
State	$ 52,000	2010 to 2020

Deferred tax benefits related to the above operating loss carryforwards were computed based upon enacted tax law. Since the Company does not expect to realize the future tax benefits prior to their expiration, a valuation allowance equal to the benefit has been recorded. Accordingly, there is no provision for deferred income taxes.

	2008	2007
Federal	$ 6,300	$ 2,500
State	3,400	1,800
Total	9,700	4,300
Valuation Allowance	(9,700)	(4,300)
Deferred Income Tax Benefit	$ --	$ --

Note 5 - Related Party Transactions

A company related by common ownership provides office space, management, and support services to Seville Capital, Inc., and was paid approximately $34,075 and $72,500 for facilities and services during 2008 and 2007, respectively.

Commissions of approximately $12,200 and $34,750 were paid to the Company's shareholder during 2009 and 2007, respectively.

Substantially all of the commission revenue is generated by the Company's shareholder.

Note 6 – Contingencies

The Company was in violation of net capital requirements at various times throughout the year under audit. Penalties for violations of net capital requirements may include suspension of all activities or functions while in violation, monetary sanctions, expulsion of the firm, and / or expulsion of the Financial Principal. These financial statements do not include any provisions for potential penalties or adverse actions against the Company or the Financial Principal by regulatory agencies.

SUPPLEMENTARY INFORMATION

SEVILLE CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2008

Total Ownership Equity (From Statement of Financial Condition)		$ (4,598)
Nonallowable Assets and Adjustments		-
NET CAPITAL		$ (4,598)
AGGREGATE INDEBTEDNESS		$ 8,594
Minimum Net Capital Required (Greater of $5,000 or 6 2/3% of Aggregate Indebtedness)		$ 5,000
Excess (Deficit) Net Capital		$ (9,598)
Excess (Deficit) Net Capital at 1000%		$ (5,457)
Ratio of Aggregate Indebtedness to Net Capital	***	-1.870 to 1

*** Net Capital is in a deficit balance for this calculation

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5):

Net Capital, as reported in unaudited Part IIA of the Focus Report, agrees with above computation.

SEVILLE CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2008

The Company claims exemption under Section (k)(2)(i), "Special Account for Exclusive Benefit of Customers" maintained.

Bible Harris Smith, P.C.

Certified Public Accountants and Business Advisors Since 1949

507 West Clinch Avenue
Knoxville, TN 37902-2104
Phone: 865-546-2300
Fax: 865-525-7454
E-mail *name*@BHSpc.com

Member of the AICPA Peer Review Program
Member of the Tennessee Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Seville Capital, Inc.
Knoxville, Tennessee

In planning and performing our audit of the financial statements of Seville Capital, Inc., (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 24, 2009.

Net Capital

1) Net capital violations may have occurred and not have been recognized in a timely manner by the Company's management based on the following:
   a) We reviewed the Company's bank statements for the period January 1, 2008 through January 31, 2009.
   b) We recalculated the monthly net capital based on the client's general ledger.
   c) We recalculated the monthly net income or loss and net capital based on the bank statement activity and the check register.

   Net capital exceeded $5,000 at June 30, 2008 as a result of a receivable. The receivable was included as a deposit on the bank statement on July 7, 2008. All other months were below $5,000 in net capital.

Compliance

2) Documentation was requested to support compliance with regulations regarding the following. We were not provided this documentation prior to issuing our report.
   a) Anti-Money Laundering
   b) Written Supervisory Procedures

3) We requested copies of communications with FINRA/NASD and/or SEC. We were not provided this documentation prior to issuing our report.

Fidelity Bond

4) We requested a copy of the fidelity bond covering the period January 1, 2008 through January 31, 2009. We noted payment for a bond on February 24, 2007, but this appears to be for the prior year audit period. We were not provided documentation or bonding agreements prior to issuing our report indicating coverage for the period under audit.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, the material weaknesses discussed above and on our study, we are not able to determine that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bible Harris Smith, P.C.

Bible Harris Smith, P.C.

Knoxville, Tennessee
February 24, 2009

SEVILLE CAPITAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008 and 2007

SEVILLE CAPITAL, INC.
YEARS ENDED DECEMBER 31, 2008 AND 2007

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